United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release
Signature Page

Press Release

CVRD settles 2005 iron ore and pellet prices with Arcelor

Rio de Janeiro, March 3, 2005 — Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, concluded the iron ore and pellets price negotiations for 2005 with Arcelor, the largest European steel maker. As an outcome of these negotiations, CVRD and Arcelor agreed on the following prices:

•	Carajás (SFCJ), FOB Ponta da Madeira, and Southern System iron ore fines (SSF), FOB Tubarão, had their prices increased by 71.5%;

•	Tubarão blast furnace pellets, FOB Tubarão: US$ 1.1551 per metric ton Fe unit, corresponding to a 86.67% increase; and

•	São Luis blast furnace pellets, FOB Ponta da Madeira: US$ 1.1857 per metric ton Fe unit, corresponding to a 86.43% price increase.

CVRD reinforces the long-term commitment it has with its clients — Arcelor is a very large and traditional one – by investing a significant amount of resources in spite of rising investment costs, in the production and logistics of iron ore in order to continue to contribute to their development. For 2005, CVRD capex budget allocated US$ 1.7 billion for investments in ferrous minerals. Currently, CVRD is developing six projects for iron ore production capacity expansion, which will come on stream between 2005 and 2007.

A time series of annual iron ore and pellet prices is available in the CVRD website, www.cvrd.com.br, investor relations section, other information.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer